Exhibit 99.1

Foresight Signs Agreement with Chinese Tier One Automotive Supplier

The multi-phase agreement includes the purchase of a QuadSight™ vision system prototype

Ness Ziona, Israel – June 28, 2019 - Foresight Autonomous Holdings Ltd. (Nasdaq and TASE: FRSX), an innovator in automotive vision systems, announced today the signing of a multi-phase technological cooperation agreement with a Chinese Tier One supplier to develop smart mobility solutions for the Chinese automotive industry, and specifically for two Chinese vehicle manufacturers (OEMs).

According to the agreement, Foresight will collaborate with the Tier One supplier to design, develop and commercialize automatic safety solutions to be implemented in the vehicles of the Chinese OEMs. The Tier One supplier is currently involved in several projects with the Chinese OEMs for integration of autonomous functions. The cooperation agreement may enable Foresight to integrate its QuadSight vision system into these existing projects.

The Tier One supplier will purchase a prototype of the QuadSight system for evaluation of the system’s capabilities and suitability for the projects. Revenue from the prototype system sale is expected to total tens of thousands of dollars. Based on the results of the evaluation of the system and technology, as well as the specific requirements of the Chinese OEMs, the Tier One supplier will formulate a detailed scope of work for development of a specific project integrating the QuadSight vision system. Following the completion of the scope of work, the parties may negotiate a commercial agreement for their cooperation in connection with the specific project.

In addition, as a result of their close cooperation, both companies have decided to approach the Innovation Authorities, each in its respective country, for project funding according to the Israel-China bilateral governmental funding programs. However, realization of the aforementioned projects is not dependent on funding from the Innovation Authorities.

“I am pleased that our technology has reached a level of maturity allowing us to engage in such agreements,” said Haim Siboni, CEO of Foresight. “Working closely with a Tier One supplier will allow us to gain a foothold in the large and growing Chinese market and enable us to make our advanced vision technology available to the local Chinese automotive industry. This agreement will offer us the opportunity to be part of ongoing projects and work directly with OEMs.”

About QuadSight™

The QuadSight system was launched in January 2018 at the Consumers Electronics Show in Las Vegas. Foresight regards QuadSight as the industry’s most accurate quad-camera vision system, offering exceptional obstacle detection for semi-autonomous and autonomous vehicle safety. Through sensor fusion, QuadSight leverages reflected light from visible-light cameras with thermal energy captured by long-wave infrared cameras for robust accurate object detection of any shape, form or material, in all weather and lighting conditions - including complete darkness, rain, haze, fog and glare. By adapting field-proven security technology that has been deployed for almost two decades, QuadSight™ offers autonomous vehicles perception capabilities beyond those of human eyes and reduces the likelihood of accidents and injuries.

About Foresight

Foresight Autonomous Holdings Ltd. (Nasdaq and TASE: FRSX), founded in 2015, is a technology company engaged in the design, development and commercialization of sensors systems for the automotive industry. Through the company’s wholly owned subsidiaries, Foresight Automotive Ltd. and Eye-Net Mobile Ltd., Foresight develops both “in-line-of-sight” vision systems and “beyond-line-of-sight” cellular-based applications. Foresight’s vision sensor is a four-camera system based on 3D video analysis, advanced algorithms for image processing, and sensor fusion. Eye-Net Mobile’s cellular-based application is a V2X (vehicle-to-everything) accident prevention solution based on real-time spatial analysis of clients’ movement.

The company’s systems are designed to improve driving safety by enabling highly accurate and reliable threat detection while ensuring the lowest rates of false alerts. Foresight is targeting the semi-autonomous and autonomous vehicle markets and predicts that its systems will revolutionize automotive safety by providing an automotive-grade, cost-effective platform and advanced technology.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, Foresight is using forward-looking statements in this press release when it discusses collaboration with the Tier One supplier; that the cooperation agreement may enable Foresight to integrate its QuadSight vision system into certain projects; expected revenue from the prototype system sale; that following the completion of the scope of work, the parties may negotiate a commercial agreement; and possible governmental funding for the program. Because such statements deal with future events and are based on Foresight’s current expectations, they are subject to various risks and uncertainties, and actual results, performance or achievements of Foresight could differ materially from those described in or implied by the statements in this press release.

The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Foresight’s annual report on Form 20-F filed with the Securities and Exchange Commission (“SEC”) on March 20, 2019, and in any subsequent filings with the SEC. Except as otherwise required by law, Foresight undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Foresight is not responsible for the contents of third party websites.

Investor Relations Contact:
Miri Segal-Scharia
CEO
MS-IR LLC
msegal@ms-ir.com
917-607-8654